Exhibit 99.1

320 Bay Street
Suite 1520
Toronto, Ontario
M5H 2R3 CANADA
Tel: (647) 260-8880
Fax: (647) 260-8881
www.gammongold.com

Gammon Gold Announces Significant Drill Results At Ocampo

Toronto, May 5, 2011: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): Gammon is pleased to provide an update of drill results from the Ocampo exploration program for the first four months of 2011. As of April 30, 2011, the Company has completed a total of 56,704 metres of drilling at Ocampo, utilizing twelve drill rigs working on surface and underground.

Ocampo Underground Drilling Highlights

During the first four months of the year the Company has completed 145 core holes for 28,439 metres from underground. The primary focus of the underground drilling is to extend and delineate known resources along 6 vein structures in the Northeast Underground mine, the Level 2 mine, and the Santa Eduviges mine. Highlights of the program are as follows:

Aventurero

  Drilling highlights include:

  Hole OU-826, 1.0 metre grading 105.65 grams per tonne gold equivalent(1)

  Hole OU-859, 7.4 metres grading 11.78 grams per tonne gold equivalent(1)

  Hole OU-884, 3.3 metres grading 48.11 grams per tonne gold equivalent(1)

  Hole OU-887, 0.8 metres grading 17.84 grams per tonne gold equivalent(1)

San Amado

  Drilling highlights include:

  Hole OU-948, 2.0 metres grading 25.20 grams per tonne gold equivalent(1)

  Hole OU-1063, 1.3 metres grading 54.88 grams per tonne gold equivalent(1)

  Hole OU-1064, 0.5 metres grading 35.43 grams per tonne gold equivalent(1)

  Hole OU-1067, 0.7 metres grading 64.42 grams per tonne gold equivalent(1)

Rosario

  Drilling highlights include:

  Hole OU-978, 0.6 metres grading 63.43 grams per tonne gold equivalent(1)

  Hole OU-901, 3.3 metres grading 6.09 grams per tonne gold equivalent(1)

San Jose

  Drilling highlights include:

  Hole OU-1018, 1.3 metres grading 11.69 grams per tonne gold equivalent(1)

  Hole OU-1023, 0.4 metres grading 42.53 grams per tonne gold equivalent(1)

  Hole OU-1026, 3.5 metres grading 16.61 grams per tonne gold equivalent(1)

El Rayo

  Drilling highlight includes:

  Hole OU-1140, 0.6 metres grading 37.16 grams per tonne gold equivalent(1)

“The underground reserve drilling program has progressed very well in the first four months of 2011 with six active underground drill rigs.” said Chris Bostwick, Senior Vice President, Technical Services. He continued, “We are particularly pleased with the bonanza style grades encountered at Aventurero and San Amado and note these two veins are already the largest in terms of ounces and strike length within the Northeast system of veins. Drilling at Santa Eduviges continues to produce results in line with reserve grades and ore vein thicknesses and we have just begun an underground follow-up program at El Rayo based on the successes of the surface drilling program there.”

Ocampo Surface Drilling Highlights

During the first four months of the year the Company has completed 196 core holes for 28,265 metres on surface. This work has been focused on five close-in targets where reserves were defined in late 2010 but remain open to expansion. The work has proven very positive in that both high grades suitable for underground mining as well mineralization in configurations possible for open pit extraction, have been discovered. Highlights of the program are as follow:

Altagracia

  Drilling highlights include:

  Hole OG-1269, 5.1 metres grading 14.45 grams per tonne gold equivalent(1)

  Hole OG-1243, 0.5 metre grading 6.10 grams per tonne gold equivalent(1)

Aventurero

  Drilling highlights include:

  Hole OG-1273, 2.4 metres grading 7.46 grams per tonne gold equivalent(1)

  Hole OG-1290, 0.9 metres grading 15.34 grams per tonne gold equivalent(1)

Belen Upper

  Drilling highlights include:

  Hole OG-1285, 24.0 metres grading 2.76 grams per tonne gold equivalent(1)

  Hole OG-1291, 10.7 metres grading 2.66 grams per tonne gold equivalent(1)

  Hole OG-1272A, 32.6 metres grading 1.56 grams per tonne gold equivalent(1)

  Hole OG-1307, 6.7 metres grading 9.10 grams per tonne gold equivalent(1)

El Rayo

  Drilling highlights include:

  Hole OG-1323, 0.5 metres grading 98.71 grams per tonne gold equivalent(1)

  Hole OG-1331, 1.8 metres grading 42.74 grams per tonne gold equivalent(1)

Jesus Maria

  Drilling highlights include:

  Hole OG-1282, 3.1 metres grading 10.99 grams per tonne gold equivalent(1)

  Hole OG-1305, 1.7 metres grading 7.90 grams per tonne gold equivalent(1)

“The surface exploration program continues to deliver excellent results at Ocampo. The results from the Altagracia vein have successfully delineated both high-grade ores as well as thick zones of mineralization that will be considered for potential open pit exploitation once the drilling is completed.” stated Peter Drobeck, Senior Vice President of Exploration and Business Development. He continued, “Results from the Belen Upper vein have also discovered some very high grades as well as thick zones of mineralization, and results from El Rayo have shown some of the highest grades on the property for the year. The Company intends to continue drilling these and several new exploration targets during the second quarter of 2011.”

Note: 1) All gold equivalent grades are calculated at the Company’s long term ratio of 55:1.

This press release sets out the gold and silver grades found in the samples taken from various targets. Not all of these targets have been categorized as a mineral resource deposit under applicable Canadian mineral resource reporting standards, and it is uncertain if further exploration will result in these targets being delineated as mineral resources. The grades encountered so far should not be taken as representative of the ore bodies in question as there has been insufficient exploration to define a mineral resource, and such grades may not prove representative of the deposits if and when the same are delineated as mineral resources.

About Gammon Gold

Gammon Gold Inc. is a publicly traded mid-tier gold and silver producer engaged in the mining, development, exploration and acquisition of resource properties in North America. The Company owns and operates three producing mines in Mexico, the Ocampo mine in Chihuahua State, the El Chanate project in Sonora State, and the El Cubo mine in Guanajuato State. Gammon Gold also owns the Guadalupe y Calvo advanced exploration property in Chihuahua State and the Orion advanced exploration property in the State of Nayarit, and has six exploration properties in various states throughout Mexico. Gammon’s executive office is located in Toronto, Ontario, Canada .

For further information please visit the Gammon gold website at www.gammongold.com or contact:

Peter Drobeck	Anne Day
Sr. VP Exploration & Business Development	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
647-260-8880	647-260-8880

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured”, “indicated” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘target’’, ‘‘continue’’, ‘‘estimate’’, ‘‘may’’, and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding the grades of additional underground and surface drilling programs at Ocampo, the ability to delineate additional resources or reserves as a result, the suitability of targets for future underground or open pit mining at Ocampo, anticipated future financial and operational performance, the future price of gold and silver, the timing of re-commissioning and re-commencement of production at El Cubo, the de-risking of operations, future exploration results of its exploration and development program at Ocampo, the Company’s ability to delineate additional resources and reserves as a result of such program, and the company’s ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2011 results, operating performance projections for 2011, our ability to fully fund our business model internally, 2011 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

###

Table 1: Significant New Ocampo Underground Drilling Results, 2011
(above 2.00 grams per tonne gold equivalent)

Drill	From	To	Length	Gold	Silver	AuEq[55]	Vein
Hole	(m)	(m)	(m)	(gpt)	(gpt)	(gpt)
OU-0884	166.5	167.1	0.6	1.83	259	6.54	Aventurero
OU-0884	233.5	236.8	3.3	10.04	2,094	48.11	Aventurero
Including	234.0	234.5	0.5	9.01	1,330	33.19	Aventurero
Including	235.1	236.0	0.8	27.80	6,420	144.53	Aventurero
OU-0884	238.1	238.6	0.5	1.05	146	3.71	Aventurero
OU-0884	241.3	242.0	0.7	0.89	119	3.05	Aventurero
OU-0885	32.5	32.9	0.4	3.87	71	5.17	Aventurero
OU-0885	170.9	172.0	1.2	2.51	307	8.09	Aventurero
OU-0887	194.7	195.5	0.8	16.50	74	17.84	Aventurero
OU-0887	236.4	236.8	0.4	14.30	63	15.44	Aventurero
OU-0887	252.0	255.0	3.0	1.59	55	2.60	Aventurero
OU-0887	272.0	272.5	0.5	0.82	83	2.33	Aventurero
OU-0889	184.6	185.3	0.7	0.56	80	2.02	Aventurero
OU-0889	186.0	186.5	0.5	0.42	90	2.05	Aventurero
OU-0889	200.2	201.3	1.1	1.32	138	3.83	Aventurero
OU-0889	208.3	209.3	1.0	30.50	4,133	105.65	Aventurero
OU-0891	16.3	17.1	0.8	1.12	120	3.30	Aventurero
OU-0891	94.6	95.5	0.9	1.28	71	2.58	Aventurero
OU-0895	168.4	168.9	0.5	0.58	237	4.89	Aventurero
OU-0895	174.9	182.3	7.4	2.48	511	11.78	Aventurero
OU-1070	118.3	119.2	0.9	1.73	44	2.53	Aventurero
OU-1071	113.3	114.2	0.9	0.45	98	2.23	Aventurero
OU-1073	105.0	105.8	0.8	2.01	364	8.63	Aventurero
OU-1074	126.0	126.5	0.5	4.75	830	19.84	Aventurero
OU-1075	232.4	233.4	0.9	0.94	73	2.27	Aventurero
OU-1076	244.0	244.4	0.5	1.23	165	4.23	Aventurero
OU-0892	23.8	24.6	0.9	4.35	350	10.71	Rosario
OU-0975	34.6	35.2	0.6	1.89	12	2.11	Rosario
OU-0976	295.2	296.2	1.0	0.98	101	2.82	Rosario
OU-0978	15.5	16.1	0.6	61.30	117	63.43	Rosario
OU-0978	128.9	129.6	0.7	1.99	15	2.26	Rosario
OU-0982	139.2	139.6	0.4	2.08	206	5.83	Rosario
OU-0992	133.0	135.0	2.0	2.95	199	6.58	Rosario
OU-1027	5.8	6.5	0.7	2.08	73	3.41	Rosario
OU-1027	7.6	8.3	0.6	1.28	61	2.39	Rosario
OU-1027	120.6	123.9	3.3	2.05	222	6.09	Rosario
Including	121.9	122.4	0.5	7.40	677	19.71	Rosario
OU-1028	269.5	269.9	0.4	1.05	113	3.11	Rosario

Drill	From	To	Length	Gold	Silver	AuEq[55]	Vein
Hole	(m)	(m)	(m)	(gpt)	(gpt)	(gpt)
OU-1015	119.1	120.1	1.1	0.79	82	2.28	San Jose
OU-1016	136.9	137.8	1.0	2.61	21	2.99	San Jose
OU-1017	102.6	104.7	2.1	1.11	91	2.76	San Jose
OU-1017	107.8	109.0	1.3	6.45	119	8.61	San Jose
OU-1018	129.9	131.1	1.3	4.70	384	11.69	San Jose
OU-1018	134.6	135.5	0.8	0.05	116	2.16	San Jose
OU-1021	123.0	123.4	0.4	12.75	7	12.88	San Jose
OU-1022	107.2	108.0	0.8	0.09	261	4.84	San Jose
OU-1023	78.9	79.3	0.4	39.80	150	42.53	San Jose
OU-1023	127.0	127.5	0.5	0.39	336	6.50	San Jose
OU-1024	48.6	49.6	0.9	1.29	76	2.68	San Jose
OU-1024	119.4	121.3	1.8	3.12	304	8.66	San Jose
OU-1025	83.5	83.9	0.5	5.54	167	8.58	San Jose
OU-1025	115.6	116.6	1.0	0.09	189	3.53	San Jose
OU-1026	9.0	9.5	0.4	4.09	145	6.73	San Jose
OU-1026	136.1	137.0	0.8	1.30	44	2.10	San Jose
OU-1026	139.5	143.0	3.5	5.14	631	16.61	San Jose
Including	141.0	143.0	2.0	6.23	908	22.74	San Jose
OU-1094	110.4	111.9	1.4	1.46	190	4.92	San Jose
OU-1094	114.1	114.9	0.9	0.46	97	2.22	San Jose
OU-0826	276.7	277.9	1.2	4.36	15	4.64	Santa Eduviges
OU-1030	269.3	272.1	2.9	1.35	50	2.27	Santa Eduviges
OU-1033	169.5	171.7	2.2	4.80	171	7.92	Santa Eduviges
OU-1033	180.8	182.1	1.3	0.95	67	2.17	Santa Eduviges
OU-1034	229.6	230.3	0.8	2.10	1	2.12	Santa Eduviges
OU-1035	180.0	181.3	1.3	6.42	23	6.85	Santa Eduviges
OU-1035	187.1	188.5	1.4	3.39	14	3.65	Santa Eduviges
OU-0948	179.1	181.1	2.0	20.77	244	25.20	San Amado
Including	179.1	179.8	0.7	57.90	598	68.77	San Amado
OU-0951	160.5	162.0	1.6	4.00	24	4.43	San Amado
OU-1052	189.3	189.8	0.5	5.03	266	9.87	San Amado
OU-1055	72.3	73.1	0.8	3.09	1	3.10	San Amado
OU-1056	150.0	150.8	0.9	3.52	4	3.59	San Amado
OU-1056	156.4	157.4	1.0	5.13	97	6.90	San Amado
OU-1057	194.9	195.4	0.4	5.77	67	6.98	San Amado
OU-1063	151.9	153.2	1.3	41.71	724	54.88	San Amado
OU-1064	162.4	162.8	0.5	34.20	68	35.43	San Amado
OU-1067	191.3	192.0	0.7	51.20	727	64.42	San Amado
OU-1089	183.2	183.6	0.4	1.91	9	2.08	El Rayo
OU-1090	160.3	160.8	0.4	2.08	5	2.17	El Rayo

Drill	From	To	Length	Gold	Silver	AuEq[55]	Vein
Hole	(m)	(m)	(m)	(gpt)	(gpt)	(gpt)
OU-1092	150.6	151.0	0.4	2.21	3	2.27	El Rayo
OU-1093	147.7	148.3	0.6	3.78	3	3.84	El Rayo
OU-1140	196.7	197.3	0.6	19.10	993	37.16	El Rayo
OU-1141	146.3	147.1	0.8	5.15	38	5.84	El Rayo
OU-1150	229.7	230.2	0.5	4.44	13	4.67	El Rayo

Note: The Ocampo underground exploration information has been reviewed by Qualified Person, Mr. Ian Hardesty. All gold sample analyses for Ocampo were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures, with an AA finish. Silver is analyzed using a four-acid digestion with ICP finish, and fire assays for samples over 100 grams per tonne silver. The Company maintains a Quality Assurance – Quality Control program including the insertion of commercial control reference pulps and blanks in all its drill programs, along with a dedicated QA-QC engineer to monitor results. Sample lengths are not necessarily true widths.

Table 2: Significant New Ocampo Surface Drilling Results, 2011
(Above 0.30 grams per tonne gold equivalent)

Drill	From	To	Length	Gold	Silver	AuEq[55]	Vein
Hole	(m)	(m)	(m)	(gpt)	(gpt)	(gpt)
OG-1263	50.1	50.6	0.5	4.36	0	4.36	Altagracia Bajo
OG-1263	62.2	95.0	32.9	0.25	13	0.48	Altagracia Bajo
Including	71.7	75.5	3.8	1.17	85	2.71	Altagracia Bajo
OG-1269	57.2	61.6	4.4	0.38	36	1.04	Altagracia Bajo
OG-1269	80.4	90.0	9.6	2.97	281	8.08	Altagracia Bajo
Including	82.9	88.0	5.1	5.28	504	14.45	Altagracia Bajo
OG-1248	73.2	73.8	0.6	1.07	82	2.56	Altagracia Lower
OG-1231	28.5	33.0	4.5	0.20	11	0.40	Altagracia Mina
OG-1231	74.2	75.2	1.0	1.67	15	1.94	Altagracia Mina
OG-1235	85.3	87.0	1.7	2.73	18	3.05	Altagracia Mina
OG-1243	30.3	30.8	0.5	2.05	7	2.18	Altagracia Mina
OG-1243	37.0	37.5	0.5	5.94	9	6.10	Altagracia Mina
OG-1243	42.4	42.9	0.6	1.56	5	1.65	Altagracia Mina
OG-1243	60.3	72.0	11.7	0.59	14	0.84	Altagracia Mina
Including	65.0	66.7	1.7	3.36	52	4.30	Altagracia Mina
OG-1260	102.6	131.2	28.6	0.49	24	0.93	Altagracia Mina
Including	110.0	114.0	4.0	1.29	41	2.04	Altagracia Mina
OG-1260	144.0	150.0	6.1	0.13	12	0.35	Altagracia Mina
OG-1264	13.8	14.3	0.5	2.55	9	2.71	Aventurero Nivel 2
OG-1264	28.0	28.5	0.5	0.95	33	1.55	Aventurero Nivel 2
OG-1273	30.8	34.7	3.9	1.19	7	1.32	Aventurero Nivel 2
OG-1273	38.5	62.4	23.9	1.03	35	1.67	Aventurero Nivel 2
Including	40.8	43.2	2.4	5.83	89	7.46	Aventurero Nivel 2
OG-1273	61.4	62.4	1.1	1.96	115	4.05	Aventurero Nivel 2
OG-1277	42.0	50.5	8.5	0.27	0	0.28	Aventurero Nivel 2
OG-1277	56.1	56.7	0.6	1.32	7	1.44	Aventurero Nivel 2
OG-1277	79.8	80.3	0.5	5.96	173	9.11	Aventurero Nivel 2
OG-1283	49.0	70.8	21.8	0.59	21	0.96	Aventurero Nivel 2
Including	54.3	57.4	3.1	1.96	36	2.61	Aventurero Nivel 2
OG-1290	81.9	82.8	0.9	14.90	24	15.34	Aventurero Nivel 2
OG-1310	129.7	130.6	0.9	5.28	128	7.61	Aventurero Nivel 2
OG-1310	152.4	153.3	0.9	0.33	122	2.55	Aventurero Nivel 2
OG-1319	139.0	139.5	0.5	7.78	43	8.55	Aventurero Nivel 2
OG-1321	139.3	150.5	11.2	0.54	28	1.06	Aventurero Nivel 2
Including	139.9	141.7	1.8	1.77	83	3.28	Aventurero Nivel 2
OG-1238	35.5	36.0	0.5	0.25	39	0.96	Aventurero SE
OG-1318	34.4	35.4	1.0	1.12	44	1.92	Aventurero-SM
OG-1325	51.9	62.0	10.2	0.38	16	0.67	Aventurero-SM

Drill	From	To	Length	Gold	Silver	AuEq[55]	Vein
Hole	(m)	(m)	(m)	(gpt)	(gpt)	(gpt)
OG-1240	21.2	23.0	1.8	1.24	25	1.69	Belen Alto
OG-1240	35.8	36.4	0.6	0.86	66	2.06	Belen Alto
OG-1240	45.3	63.3	18.0	0.35	35	0.99	Belen Alto
Including	56.6	58.2	1.7	1.03	139	3.55	Belen Alto
OG-1262	9.6	10.1	0.5	1.56	10	1.74	Belen Alto
OG-1262	14.1	15.0	0.9	0.10	84	1.63	Belen Alto
OG-1262	42.7	47.4	4.7	0.08	22	0.47	Belen Alto
OG-1262	56.1	65.3	9.2	0.53	31	1.09	Belen Alto
Including	56.6	57.1	0.5	1.75	32	2.32	Belen Alto
Including	64.7	65.3	0.6	0.20	169	3.27	Belen Alto
OG-1285	67.1	68.2	1.1	0.29	34	0.90	Belen Alto
OG-1285	76.9	100.9	24.0	1.36	77	2.76	Belen Alto
Including	77.9	78.5	0.6	5.89	239	10.24	Belen Alto
Including	85.8	87.0	1.2	6.14	300	11.59	Belen Alto
Including	95.0	101.5	6.5	2.40	138	4.91	Belen Alto
OG-1285	106.8	107.6	0.9	0.75	27	1.24	Belen Alto
OG-1285	114.2	114.7	0.5	1.63	35	2.27	Belen Alto
OG-1291	32.5	43.2	10.7	1.36	72	2.66	Belen Alto
Including	37.2	40.8	3.6	3.41	179	6.67	Belen Alto
OG-1291	50.3	51.5	1.2	0.49	40	1.22	Belen Alto
OG-1293	89.1	103.7	14.6	0.64	42	1.41	Belen Alto
Including	89.1	89.6	0.5	2.81	67	4.02	Belen Alto
Including	96.1	97.6	1.5	2.51	36	3.16	Belen Alto
OG-1296	24.8	25.5	0.6	2.45	99	4.25	Belen Alto
OG-1296	41.7	42.3	0.6	2.13	93	3.82	Belen Alto
OG-1266	70.5	73.8	3.3	1.50	144	4.11	Belen Bajo
OG-1266	73.8	102.0	28.2	0.52	19	0.85	Belen Bajo
Including	85.8	87.0	1.2	7.13	6	7.24	Belen Bajo
OG-1272A	68.4	101.0	32.6	0.27	71	1.56	Belen Bajo
Including	73.9	74.6	0.7	0.00	301	5.47	Belen Bajo
Including	82.6	83.3	0.7	0.19	232	4.41	Belen Bajo
Including	92.9	95.1	2.2	1.62	543	11.50	Belen Bajo
OG-1295	45.0	54.4	9.5	0.66	37	1.34	Belen Bajo
Including	50.5	51.2	0.6	5.55	217	9.50	Belen Bajo
OG-1295	59.0	63.0	4.0	0.43	24	0.86	Belen Bajo
OG-1299	105.5	132.9	27.4	0.36	40	1.08	Belen Bajo
Including	110.3	112.6	2.3	4.01	93	5.69	Belen Bajo
OG-1307	66.0	89.0	23.0	0.94	115	3.03	Belen Bajo
Including	80.3	87.0	6.7	2.75	349	9.10	Belen Bajo
OG-1315	70.5	71.9	1.5	0.39	32	0.97	Belen Bajo

Drill	From	To	Length	Gold	Silver	AuEq[55]	Vein
Hole	(m)	(m)	(m)	(gpt)	(gpt)	(gpt)
OG-1315	87.2	116.9	29.7	0.14	59	1.21	Belen Bajo
OG-1297	252.0	252.6	0.6	0.92	16	1.21	Cizalla Aventurero
OG-1297	270.9	273.4	2.5	2.85	68	4.09	Cizalla Aventurero
OG-1304	40.1	42.2	2.2	4.05	77	5.46	Cizalla Aventurero
OG-1304	174.8	176.2	1.3	3.93	11	4.13	Cizalla Aventurero
OG-1225	58.6	66.0	7.4	0.07	7	0.21	Cubiro
OG-1225	66.0	71.6	5.7	1.24	26	1.72	Cubiro
Including	67.6	70.1	2.5	1.65	32	2.22	Cubiro
OG-1236	35.8	36.9	1.1	0.35	56	1.36	El Rayo
OG-1323	34.8	35.3	0.5	61.80	2030	98.71	El Rayo
OG-1323	35.3	35.8	0.5	0.26	20	0.61	El Rayo
OG-1323	48.8	49.9	1.1	3.70	8	3.84	El Rayo
OG-1324	27.3	28.0	0.6	8.33	7	8.46	El Rayo
OG-1324	29.0	29.5	0.5	0.67	48	1.53	El Rayo
OG-1324	29.5	30.0	0.5	6.74	338	12.89	El Rayo
OG-1331	96.7	97.2	0.5	1.50	71	2.79	El Rayo
OG-1331	98.5	100.3	1.8	18.63	1326	42.74	El Rayo
OG-1331	104.5	105.0	0.5	1.38	38	2.08	El Rayo
OG-1331	105.8	106.3	0.5	2.03	4	2.10	El Rayo
OG-1265	65.5	67.2	1.7	1.01	25	1.46	Jesus Maria
OG-1265	72.9	85.4	12.6	0.61	23	1.03	Jesus Maria
Including	76.3	78.0	1.7	2.57	72	3.87	Jesus Maria
OG-1274	75.2	75.7	0.5	2.03	21	2.41	Jesus Maria
OG-1274	105.1	123.7	18.6	0.63	7	0.77	Jesus Maria
Including	120.0	123.7	3.7	1.68	35	2.32	Jesus Maria
OG-1282	71.4	74.5	3.2	1.52	0	1.52	Jesus Maria
OG-1282	99.0	117.0	18.0	2.26	41	3.01	Jesus Maria
Including	106.8	109.8	3.1	8.77	122	10.99	Jesus Maria
Including	116.4	117.0	0.7	3.08	18	3.41	Jesus Maria
OG-1292	21.2	24.0	2.9	2.20	68.1	3.40	Jesus Maria
OG-1292	86.6	87.1	0.5	3.58	104	5.47	Jesus Maria
OG-1292	99.7	101.2	1.5	1.48	30	2.03	Jesus Maria
OG-1305	53.2	53.8	0.6	2.01	0	2.01	Jesus Maria
OG-1305	64.1	65.5	1.5	2.07	0	2.07	Jesus Maria
OG-1305	93.1	94.8	1.7	6.32	87	7.90	Jesus Maria
OG-1309	17.3	18.1	0.8	6.89	23	7.31	Jesus Maria
OG-1309	80.7	81.7	1.0	1.10	16	1.39	Jesus Maria
OG-1304	40.1	42.2	2.2	4.10	77.0	5.50	Maria-Molinas SW
OG-1304	174.8	176.2	1.3	3.90	11.0	4.10	Maria-Molinas SW
OG-1311	294.5	295.1	0.6	3.59	44	4.39	Maria-Molinas SW

Drill	From	To	Length	Gold	Silver	AuEq[55]	Vein
Hole	(m)	(m)	(m)	(gpt)	(gpt)	(gpt)
OG-1300	129.5	130.0	0.6	0.76	58	1.82	Picacho
OG-1300	132.1	132.8	0.7	0.54	54	1.52	Picacho
OG-1313	21.5	35.4	13.9	0.47	21	0.85	Picacho
Including	32.8	33.7	0.9	2.60	123.0	4.80	Picacho
OG-1313	32.8	33.7	0.9	2.55	123	4.79	Picacho
OG-1313	115.1	117.4	2.3	0.39	51	1.33	Picacho
OG-1288	212.3	213.6	1.4	1.72	268	6.59	Santa Juliana
OG-1220	83.5	91.3	7.9	0.50	31.2	1.10	Santa Librada
OG-1237	45.0	46.0	1.0	8.47	63	9.62	Santa Librada
OG-1242	40.4	59.6	19.3	0.00	23.8	0.50	Santa Librada

Note: The Ocampo surface exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All gold sample analyses for Ocampo were performed by ALS–Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures with an AA finish. Silver is analyzed using a four–acid digestion with ICP finish, and fire assays for samples over 100 grams per tonne silver. The Company maintains a Quality Assurance – Quality Control program including the insertion of commercial control reference pulps and blanks in all its drill programs, along with a dedicated QA–QC engineer to monitor results. Sample lengths are not necessarily true widths.